UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 30, 2019

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis ofatumumab demonstrates superiority versus Aubagio® in two head-to-head Phase III multiple sclerosis studies

•	In ASCLEPIOS I and II, ofatumumab (OMB157) met primary endpoints to reduce the annualized relapse rate over Aubagio®* (teriflunomide) in patients with relapsing forms of MS (RMS)[1]

•	Key secondary endpoints of delaying time to confirmed disability progression were also met[1]; additional secondary endpoints will be presented at ECTRIMS

•	Ofatumumab, a potent, fully-human antibody targeting CD20 positive B-cells, delivered sustained efficacy with a favorable safety profile[1]

•	Novartis plans to initiate submissions to health authorities by end of 2019. If approved, ofatumumab will potentially become a treatment for a broad RMS population and the first B-cell therapy that can be self-administered at home

Basel, August 30, 2019 – Novartis, a global leader in neuroscience, today announced positive results for ofatumumab (OMB157) from the Phase III ASCLEPIOS I and II studies. In both head-to- head studies, ofatumumab demonstrated superiority over Aubagio®* (teriflunomide) in patients with relapsing forms of multiple sclerosis (RMS)1. The ASCLEPIOS studies investigated the efficacy and safety of monthly subcutaneous ofatumumab 20mg versus once daily oral Aubagio® 14mg in adults with RMS3,4.

Both studies met the primary endpoints where ofatumumab showed a highly significant and clinically meaningful reduction in the number of confirmed relapses, evaluated as the annualized relapse rate (ARR)1. Key secondary endpoints of delaying time to confirmed disability progression were also met1. The top line results of the Phase III ASCLEPIOS studies will be presented at the 35th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS), taking place September 11–13, 2019, in Stockholm, Sweden. Overall ofatumumab, a potent, fully-human antibody targeting CD20 positive B-cells, delivered sustained efficacy with a favorable safety profile. The safety profile of ofatumumab as seen in the ASCLEPIOS studies is in line with the observations from Phase II results. Novartis plans to initiate submissions to health authorities by end of 2019.

“It is clear that early initiation of highly effective treatment for MS improves long-term outcomes, and there is a high need for potent, safe, and convenient therapy that can be used to treat MS from the start,” said Professor Stephen L. Hauser, Director of the UCSF Weill Institute for Neurosciences. “The results from ASCLEPIOS are wonderful news for patients who would like to take an effective B-cell therapy with low requirement for monitoring, avoiding visits to an infusion center.”

“Ofatumumab, if approved, could be a highly attractive treatment option for a broad RMS patient population, including early MS,” said John Tsai, Head Global Drug Development and Chief Medical Officer, Novartis. “The powerful study results are a reflection of our commitment to reimagine MS treatment at all stages of the disease.”

About ASCLEPIOS

The ASCLEPIOS I and II studies (NCT02792218 and NCT02792231) are twin, identical design, flexible duration (up to 30 months), double-blind, randomized, multi-center Phase III studies evaluating the safety and efficacy of ofatumumab 20mg monthly subcutaneous injections versus Aubagio® 14mg oral tablets taken once daily in adults with a confirmed diagnosis of RMS3,4. The studies enrolled 1,882 patients with MS, between the ages of 18 and 55 years, with an Expanded Disability Status Scale (EDSS) score between 0 and 5.53,4. The studies were conducted in over 350 sites in 37 countries.

The primary endpoint of both studies was to demonstrate that ofatumumab is superior to Aubagio® in reducing the frequency of confirmed relapses as evaluated by the ARR in patients treated up to 30 months3,4. Secondary endpoints included time to disability progression confirmed at three and six months respectively, confirmed disability improvement at 6 months, gadolinium enhancing T1 lesions, number of new or enlarging T2 lesions, serum levels of neurofilament light chain (NfL), and rate of brain volume loss3,4. Safety and the pharmacokinetic properties of ofatumumab were also measured throughout the treatment period3,4.

About ofatumumab

Ofatumumab (OMB157) is a fully human anti-CD20 monoclonal antibody (mAb) self-administered by a once-monthly subcutaneous injection that is in development for MS. Ofatumumab works by binding to the CD20 molecule on the B-cell surface and inducing potent B-cell lysis and depletion. Positive Phase IIb results in MS patients were presented in 2014 and showed a marked significant reduction in the number of new brain lesions in the first 24 weeks after ofatumumab administration5. Novartis initiated a Phase III program for ofatumumab in RMS in August 2016. Novartis obtained rights for ofatumumab from Genmab in all indications, including MS, in December 2015.

About Multiple Sclerosis

MS disrupts the normal functioning of the brain, optic nerves and spinal cord through inflammation and tissue loss6. MS, which affects approximately 2.3 million people worldwide7, is often characterized into three forms: relapsing-remitting MS (RRMS), secondary progressive MS (SPMS – often defined as cognitive and physical changes, and an overall accumulation of disability8) and primary progressive MS (PPMS)9. Approximately 85% of patients initially present with relapsing forms of MS7.

About Novartis in MS

The Novartis multiple sclerosis portfolio includes Gilenya® (fingolimod, an S1P modulator), which is indicated in European Union for the treatment of adult patients and children and adolescents 10 years of age and older with RMS. In the United States, Gilenya is approved for the treatment of adults with relapsing forms of MS, to include clinically isolated syndrome (CIS†), relapsing remitting disease and active secondary progressive disease.

In March 2019, the US Food and Drug Administration approved Mayzent® (siponimod) for the treatment of relapsing forms of MS, to include clinically isolated syndrome (CIS†), relapsing remitting disease and active secondary progressive disease. The approval is based on the Phase III EXPAND trial, the largest controlled clinical study of SPMS patients, showing Mayzent significantly reduced the risk of disease progression, including impact on physical disability and cognitive decline10. Novartis is committed to bringing Mayzent to patients worldwide, and additional regulatory filings are currently underway with other health authorities outside the US for secondary progressive MS.

Extavia® (interferon beta-1b for subcutaneous injection) is approved in the US for relapsing forms of MS, to include clinically isolated syndrome (CIS†), relapsing remitting disease and active secondary progressive disease. In Europe, Extavia is approved to treat people with RRMS, SPMS with active disease and people who have had a single clinical event suggestive of MS.

In the US, the Sandoz Division of Novartis markets Glatopa® (glatiramer acetate injection) 20mg/mL and 40mg/mL, generic versions of Teva's glatiramer acetate.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for the investigational or approved products described in this press release, or regarding potential future revenues from such products. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations regarding such products could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political and economic conditions; safety, quality or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 108,000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

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*Aubagio® is a registered trade mark of Genzyme, a Sanofi company.

†Clinically isolated syndrome (CIS) is defined as a first episode of neurologic symptoms that lasts at least 24 hours and is caused by inflammation or demyelination in the central nervous system11.

References

1.	Novartis, data on file.
2.	Arneth B. Impact of B cells to the pathophysiology of multiple sclerosis. Journal of Neuroinflammation. 2019; 16:128.
3.	ClinicalTrials.gov. Efficacy and Safety of Ofatumumab Compared to Teriflunomide in Patients With Relapsing Multiple Sclerosis (ASCLEPIOS I). https://clinicaltrials.gov/ct2/show/NCT02792218. Accessed August 2019.
4.	ClinicalTrials.gov. Efficacy and Safety of Ofatumumab Compared to Teriflunomide in Patients With Relapsing Multiple Sclerosis. (ASCLEPIOS II). https://clinicaltrials.gov/ct2/show/NCT02792231. Accessed August 2019.
5.	Bar-Or A, et al. Subcutaneous ofatumumab in patients with relapsing-remitting multiple sclerosis: The MIRROR study. Neurology. 2018; 90(20):e1805–1814.

6.	John Hopkins Medicine. Multiple sclerosis (MS). https://www.hopkinsmedicine.org/neurology_neurosurgery/centers_clinics/multiple_sclerosis/conditions/index.ht ml. Accessed August 2019.
7.	Multiple Sclerosis International Federation. Atlas of MS 2013. http://www.msif.org/wp- content/uploads/2014/09/Atlas-of-MS.pdf. Accessed August 2019.
8.	National Multiple Sclerosis Society. Secondary Progressive MS (SPMS). https://www.nationalmssociety.org/What-is-MS/Types-of-MS/Secondary-progressive-MS. Accessed August 2019.
9.	Multiple Sclerosis International Federation. Types of MS. https://www.msif.org/about-ms/types-of-ms/. Accessed August 2019.
10.	Kappos L, Cree B, Fox R, et al. Siponimod versus placebo in secondary progressive multiple sclerosis (EXPAND): a double-blind, randomized, phase 3 study. Lancet. 2018:391(10127):1263-1273.
11.	National MS Society. Clinically isolated syndrome (CIS). https://www.nationalmssociety.org/Symptoms- Diagnosis/Clinically-Isolated-Syndrome-(CIS). Accessed August 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 30, 2019	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting